ANNUAL MEETING OF SHAREHOLDERS OF LUXOFT HOLDING, INC September 14, 2018 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS : The Notice, the Proxy Statement, the proxy card and the 2018 Annual Report are available at www.luxoft.com Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00003333333330001000 0 091418 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSAL NO. 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x In their discretion, the proxies are authorized to vote upon such other 1. Election of Directors: business a s m ay p roperly c ome b efore t he Annual M eeting. T his p roxy FOR AGAINST ABSTAIN when properly executed will be voted as directed herein by the undersigned Esther Dyson shareholder. If no direction is made, this proxy will be voted "FOR" EACH NOMINEE in Proposal No. 1 and "FOR" Proposal No. 2. Glen Granovsky Marc Kasher Anatoly Karachinskiy Thomas Pickering Dmitry Loshchinin Sergey Matsotsky Yulia Yukhadi 2. RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLC AS I NDEPENDENT R EGISTERED P UBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING MARCH 31, 2019. MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL MEETING OF SHAREHOLDERS OF LUXOFT HOLDING, INC September 14, 2018 PROXY VOTING INSTRUCTIONS INTERNET - Access “ www.voteproxy.com ” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online/phone until 11:59 PM EST the day before the meeting. COMPANY NUMBER MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending ACCOUNT NUMBER the Annual Meeting. NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS : The Notice, the Proxy Statement, the proxy card and the 2018 Annual Report are available at www.luxoft.com Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. 00003333333330001000 0 091418 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSAL NO. 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x In their discretion, the proxies are authorized to vote upon such other 1. Election of Directors: business a s m ay p roperly c ome b efore t he Annual M eeting. T his p roxy FOR AGAINST ABSTAIN when properly executed will be voted as directed herein by the undersigned Esther Dyson shareholder. If no direction is made, this proxy will be voted "FOR" EACH NOMINEE in Proposal No. 1 and "FOR" Proposal No. 2. Glen Granovsky Marc Kasher Anatoly Karachinskiy Thomas Pickering Dmitry Loshchinin Sergey Matsotsky Yulia Yukhadi 2. RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLC AS I NDEPENDENT R EGISTERED P UBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING MARCH 31, 2019. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

LUXOFT HOLDING, INC

Proxy for Annual Meeting of Shareholders on September 14, 2018

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Glen Granovsky, Paul Simmons, and Natasha Ziabkina, and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders (the “2018 Annual Meeting”) of Luxoft Holding, Inc, to be held on September 14, 2018, at 10:00 a.m. (EST), at 100 Wall Street, Suite 503, New York, New York 10005, and at any adjournments or postponements thereof on the following matters, which are more fully described in the Notice and the Proxy Statement, dated on or about August 14, 2018, relating to the 2018 Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no instructions are indicated with respect to a specific proposal or all proposals described below, this Proxy will be voted "FOR" each proposal. Any and all proxies given by the undersigned prior to this Proxy are hereby revoked.

(Continued and to be signed on the reverse side.)

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